Exhibit 99.1

CORPORATE RELEASE	17 September 2025

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2025 Results

Key Points

•	The Men’s first team reached the final of the UEFA Europa League and finished the 2024/25 season in 15th position in the Premier League;

•	The Women’s first team finished 3rd in the Women’s Super League and reached the final of the FA Cup;

•	Achieved 4Q total revenues of £164.1 million, which contributed to record fiscal 2025 total revenues of £666.5 million;

•	4Q Commercial revenues were £88.2 million; total Commercial revenues were a record £333.3 million in fiscal 2025, the first year of our 5 year front of shirt sponsorship agreement with Snapdragon;

•	4Q Matchday revenues were £37.2 million and contributed to record fiscal 2025 Matchday revenues of £160.3 million;

•	Adjusted EBITDA for the full year was £182.8 million; Operating loss for the year was £18.4 million, compared to an operating loss of £69.3 million in fiscal 2024;

•	The Men’s first team successfully undertook a pre-season tour, including matches in Sweden and the United States, in preparation for the 2025/26 season;

•	Club recently announced new sponsorship agreements with Coca-Cola, Sokin and Parimatch and we have renewed our partnerships with STATSports and Sportsbreaks;

•	The Club completed its £50m investment at our Carrington Training Complex on time and on budget, delivering world-class facilities for our players and staff;

•	The Men’s first team was strengthened by the additions of Matheus Cunha, Diego Leon, Bryan Mbuemo, Benjamin Sesko and Senne Lammens; The Women’s first team was strengthened with the new signings of Julia Zigiotti Olme, Fridolina Rolfo and Jess Park;

•	The Club implemented a transformation plan, put in place to enhance operational efficiency. The benefit of this is expected to be seen across our revenue and cost base in fiscal 2026;

•	For full year fiscal 2026, the Company introduces revenue guidance of £640 million to £660 million and adjusted EBITDA guidance of £180 million to £200 million

MANCHESTER, England – 17 September 2025 – Manchester United (NYSE: MANU; the “Company”, the “Group” and the “Club”) today announced financial results for the 2025 fiscal fourth quarter and twelve months ended 30 June 2025.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “As we settle into the 2025/26 season, we are working hard to improve the club in all areas. On the field, we are pleased with the additions we have made to our men’s and women’s first team squads over the summer, as we build for the long-term. Off the field, we are emerging from a period of structural and leadership change with a refreshed, streamlined organisation equipped to deliver on our sporting and commercial objectives.

“We are also investing to upgrade our infrastructure, including completion of the £50m redevelopment of our men’s first team building at Carrington, on time and on budget, following prior investment in our women’s team facilities, to create a world-class environment for our players and staff. Meanwhile, planning continues to meet our ambition of developing a new stadium at Old Trafford as part of a transformational regeneration of the surrounding community.

“To have generated record revenues during such a challenging year for the club demonstrates the resilience which is a hallmark of Manchester United. Our commercial business remains strong as we continue to deliver appealing products and experiences for our fans, and best-in-class value to our partners. As we start to feel the benefits of our cost-reduction programme, there is significant potential for improved financial performance, which will, in turn, support our overriding priority: success on the pitch.”

Outlook and Guidance Details

For fiscal 2026, the Company is introducing new full year revenue guidance of £640 million to £660 million and new adjusted EBITDA guidance of £180 million to £200 million. Included in full year revenue guidance is an improvement to Retail, Merchandising and Licensing revenues, reflecting a first full year of our in-house e-commerce operation and a slight uplift in Broadcasting revenues with forecast increased Premier League revenues offsetting the absence of any UEFA competition in fiscal 2026.

Adjusted EBITDA guidance for fiscal 2026 reflects reduced non-playing staff and other operating costs, as the Club realises the effects of its steps to improve operational efficiency, through headcount reduction measures and various cost saving initiatives.

The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2025/26 season*	6	13	12	7	38
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38

*As of 17 September 2025; subject to change

Key Financials (unaudited)

£ million (except loss per share)	Twelve months ended 30 June			Three months ended 30 June
	2025	2024	Change	2025	2024	Change
Commercial revenue	333.3	302.9	10.0%	88.2	71.2	23.9%
Broadcasting revenue	172.9	221.8	(22.0%)	38.7	38.4	0.8%
Matchday revenue	160.3	137.1	16.9%	37.2	32.6	14.1%
Total revenue	666.5	661.8	0.7%	164.1	142.2	15.4%
Adjusted EBITDA(1)	182.8	147.7	23.8%	37.5	19.3	94.3%
Operating loss	(18.4)	(69.3)	73.4%	(15.2)	(32.4)	53.1%

Loss for the period (i.e. net loss)	(33.0)	(113.2)	70.8%	(3.9)	(36.3)	89.3%
Basic loss per share (pence)	(19.32)	(68.44)	71.8%	(2.26)	(21.44)	89.5%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(17.5)	(55.1)	68.2%	(5.4)	(26.7)	79.8%
Adjusted basic loss per share (pence)(1)	(10.24)	(33.32)	69.3%	(3.16)	(15.79)	80.0%

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 June 2025 was £160.0 million and total current borrowings including accrued interest payable was £165.1 million.

Revenue Analysis

Total revenue for the year ended 30 June 2025 was £666.5 million, an increase of £4.7 million, or 0.7%, compared to the year ended 30 June 2024, as a result of an increase in revenue in our Commercial and Matchday sectors, partially offset by a decrease in our Broadcasting revenue, as described below.

Commercial

Commercial revenue for the year was £333.3 million, an increase of £30.4 million, or 10.0%, over the prior year.

•	Sponsorship revenue was £188.4 million, an increase of £10.6 million, or 6.0%, over the prior year, primarily due to the 2024/25 season being the first with our new front of shirt partner, Qualcomm, via their Snapdragon brand.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £144.9 million, an increase of £19.8 million, or 15.8%, over the prior year, primarily due to the launch of our new e-commerce model in partnership with SCAYLE.

For the quarter, commercial revenue was £88.2 million, an increase of £17.0 million, or 23.9%, over the prior year quarter.

•	Sponsorship revenue was £51.2 million, an increase of £9.4 million, or 22.5% over the prior year quarter, primarily due to our men’s first team undertaking their first ever post-season tour to Malaysia and Hong Kong; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £37.0 million, an increase of £7.6 million, or 25.9%, over the prior year quarter, due to our new e-commerce model in partnership with SCAYLE, combined with the launch of our new home kit for the 2025/26 season, with no comparative launch in the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £172.9 million, a decrease of £48.9 million, or 22.0%, over the prior year, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year, in addition to finishing 15h in the Premier League in the current year, compared to finishing 8th in the Premier League in the prior year.

Broadcasting revenue for the quarter was £38.7 million, an increase of £0.3 million, or 0.8%, over the prior year quarter, primarily due to the men’s first team reaching the final of the UEFA Europa League, offsetting a lower than expected finish in the Premier League.

Matchday

Matchday revenue for the year was £160.3 million, an increase of £23.2 million, or 16.9%, over the prior year, due to the men’s first team playing 5 more home matches in the current year compared to the prior year, along with strong demand for our hospitality offering.

Matchday revenue for the quarter was £37.2 million, an increase of £4.6 million, or 14.1%, over the prior year quarter, primarily due to playing a home quarter-final and semi-final in the UEFA Europa League in the current year quarter, partially offset by one less Premier League home match compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £733.6 million, a decrease of £34.9 million, or 4.5%, over the prior year. This decrease is explained by category below.

Employee benefit expenses

Employee benefit expenses for the year were £313.2 million, a decrease of £51.5 million, or 14.1%, over the prior year. This is primarily due to the men’s first team participating in the UEFA Europa League rather than the UEFA Champions League in the prior year, the impact of changes in the make-up of our first team playing squad throughout the season and reduced non-playing staff costs as a result of the club’s restructuring process.

Other operating expenses

Other operating expenses for the year were £170.4 million, an increase of £21.0 million, or 14.1%, over the prior year. This is primarily due to costs associated with the transition to our new e-commerce model in the current year.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £17.0 million, an increase of £0.5 million, or 3.0%, over the prior year. Amortization for the year was £196.4 million, an increase of £6.3 million, or 3.3%, over the prior year, due to continued investment in the first team playing squad. The unamortized balance of registrations at 30 June 2025 was £537.3 million.

Exceptional items

Exceptional items for the year were a cost of £36.6 million, as a result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations, as well as costs associated with the departure of former men’s first team head coach Erik ten Hag and various members of football staff. Exceptional items for the prior year were a cost of £47.8 million, primarily comprising costs related to the transaction with Trawlers Limited (later INEOS Limited) including fees payable on completion and compensation for loss of office.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £48.7 million, compared to £37.4 million for the prior year.

Net finance costs

Net finance costs for the year were £21.2 million, compared to net finance costs of £61.4 million for the prior year, a decrease of £40.2 million, or 65.5%. This is primarily due to a large unrealized foreign exchange gain on unhedged USD borrowings of £22.9 million in the current year, compared to a small unrealized foreign exchange loss of £2.8 million in the prior year, as well as positive movements on our cash flow hedges associated with the strengthening of GBP relative to USD.

Income tax

The income tax credit for the year was £6.6 million, compared to a credit of £17.5 million in the prior year. In both years the credit arises primarily as a result of deferred tax assets recognised in respect of losses arising in the year.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £12.5 million in the year, compared to a decrease of £2.5 million in the prior year.

Net cash inflow from operating activities for the year was £72.7 million, a decrease of £13.0 million compared to a net cash inflow of £85.7 million for the prior year. This is explained further in the Statement of Cash Flows on page 13 and Cash Generated from Operations note on page 16.

Net capital expenditure on property, plant and equipment for the year was £44.7 million, an increase of £27.2 million over the prior year. This is due to expenditure on the upgrade of facilities at our Carrington Training Centre.

Net capital expenditure on intangible assets for the year was £230.0 million, an increase of £76.3 million over the prior year, due to continued investment in the first team playing squad.

Net cash inflow from financing activities for the year was £209.6 million. This is due to net drawdowns on our revolving facilities of £130.0 million, in addition to £80.0 million of proceeds from the issue of shares as part of the transaction agreement with Trawlers Limited (later INEOS Limited).

Balance sheet

Our USD non-current borrowings as of 30 June 2025 were $650 million, which remains unchanged from 30 June 2024. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2643 at 30 June 2024 to 1.3709 at 30 June 2025, our non-current borrowings when converted to GBP were £471.9 million, compared to £511.0 million at the prior year end.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings, including accrued interest, at 30 June 2025 were £165.1 million compared to £35.6 million at 30 June 2024.

As of 30 June 2025, cash and cash equivalents were £86.1 million compared to £73.5 million at 30 June 2024. This movement is detailed further in the Statement of Cash Flows on page 13 of this report.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2025 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA excludes exceptional items, defined as items that are not indicative of the ordinary trading performance of the business. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 25%; 2024: 25%). The normalized tax rate of 25% is the current UK corporation tax rate. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2025	2024	2025	2024
Revenue
Commercial % of total revenue	50.0%	45.8%	53.7%	50.1%
Broadcasting % of total revenue	25.9%	33.5%	23.6%	27.0%
Matchday % of total revenue	24.1%	20.7%	22.7%	22.9%

	2024/25 Season	2023/24 Season	2024/25 Season	2023/24 Season
Home Matches Played
PL	19	19	4	5
UEFA competitions	7	3	2	-
Domestic Cups	4	3	-	-
Away Matches Played
PL	19	19	5	4
UEFA competitions	8	3	3	-
Domestic Cups	4	5	2	2
Other
Employee benefit expenses % of revenue	47.0%	55.1%	48.3%	62.0%

Contacts

Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2025	2024	2025	2024
Revenue from contracts with customers	666,514	661,755	164,185	142,210
Operating expenses	(733,686)	(768,530)	(189,480)	(181,375)
Profit on disposal of intangible assets	48,742	37,422	10,080	6,752
Operating loss	(18,430)	(69,353)	(15,215)	(32,413)
Finance costs	(58,988)	(63,867)	(14,239)	(10,147)
Finance income	37,754	2,496	25,736	990
Net finance (costs)/income	(21,234)	(61,371)	11,497	(9,157)
Loss before tax	(39,664)	(130,724)	(3,718)	(41,570)
Income tax credit/(expense)	6,641	17,565	(179)	5,294
Loss for the period	(33,023)	(113,159)	(3,897)	(36,276)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(19.32)	(68.44)	(2.26)	(21.44)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	170,931	165,345	172,353	169,220

(1) For the twelve and three months ended 30 June 2025 and the twelve and three months ended 30 June 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	292,334	256,118
Right-of-use assets	7,145	8,195
Investment properties	19,433	19,713
Intangible assets	966,457	837,564
Deferred tax asset	24,927	17,607
Trade receivables	43,419	27,930
Derivative financial instruments	-	380
	1,353,715	1,167,507
Current assets
Inventories	13,053	3,543
Prepayments	17,438	18,759
Contract assets – accrued revenue	19,528	39,778
Trade receivables	133,728	36,999
Other receivables	13,694	2,735
Derivative financial instruments	472	1,917
Cash and cash equivalents	86,105	73,549
	284,018	177,280
Total assets	1,637,733	1,344,787

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2025	2024
EQUITY AND LIABILITIES
Equity
Share capital	56	55
Share premium	307,345	227,361
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	223	(1,000)
Retained deficit	(341,616)	(309,251)
	193,733	144,890
Non-current liabilities
Contract liabilities - deferred revenue	5,915	5,347
Trade and other payables	205,359	175,894
Borrowings	471,855	511,047
Lease liabilities	7,899	7,707
Derivative financial instruments	2,599	4,911
	693,627	704,906
Current liabilities
Contract liabilities - deferred revenue	205,490	198,628
Trade and other payables	359,246	249,030
Income tax liabilities	566	427
Borrowings	165,119	35,574
Lease liabilities	572	934
Derivative financial instruments	3,403	2,603
Provisions	15,977	7,795
	750,373	494,991
Total equity and liabilities	1,637,733	1,344,787

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2025	2024	2025	2024
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	107,498	117,461	105,330	132,186
Interest paid	(37,198)	(37,225)	(5,475)	(5,387)
Interest received	3,350	1,686	927	833
Tax (paid)/refunded	(948)	3,749	(484)	(1,775)
Net cash inflow from operating activities	72,702	85,671	100,298	125,857
Cash flows from investing activities
Payments for property, plant and equipment	(44,721)	(17,511)	(10,630)	(2,562)
Payments for intangible assets	(278,746)	(190,721)	(39,026)	(4,326)
Proceeds from sale of intangible assets	48,792	37,028	4,651	762
Net cash outflow from investing activities	(274,675)	(171,204)	(45,005)	(6,126)
Cash flows from financing activities
Proceeds from borrowings	230,000	160,000	-	-
Repayment of borrowings	(100,000)	(230,000)	(50,000)	(110,000)
Proceeds from issue of shares	79,985	158,542	-	-
Principal elements of lease payments	(403)	(976)	(110)	(296)
Debt issue costs paid	-	(1,335)	-	(1,335)
Net cash inflow/(outflow) from financing activities	209,582	86,231	(50,110)	(111,631)
Effects of exchange rate changes on cash and cash equivalents	4,947	(3,168)	7,711	(1,545)
Net increase/(decrease) in cash and cash equivalents	12,556	(2,470)	12,894	6,555
Cash and cash equivalents at beginning of period	73,549	76,019	73,211	66,994
Cash and cash equivalents at end of period	86,105	73,549	86,105	73,549

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(33,023)	(113,159)	(3,897)	(36,276)
Adjustments:
Income tax (credit)/expense	(6,641)	(17,565)	179	(5,294)
Net finance costs/(income)	21,234	61,371	(11,497)	9,157
Profit on disposal of intangible assets	(48,742)	(37,422)	(10,080)	(6,752)
Exceptional items	36,626	47,778	10,793	7,843
Amortization	196,373	190,123	47,813	46,521
Depreciation and impairment	17,002	16,526	4,199	4,127
Adjusted EBITDA	182,829	147,652	37,510	19,326

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(33,023)	(113,159)	(3,897)	(36,276)
Exceptional items	36,626	47,778	10,793	7,843
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(22,931)	2,755	(14,898)	(307)
Fair value movement on embedded foreign exchange derivatives	2,639	6,742	560	(1,590)
Income tax (credit)/expense	(6,641)	(17,565)	179	(5,294)
Adjusted loss before tax	(23,330)	(73,449)	(7,263)	(35,624)
Adjusted income tax credit (using a normalized tax rate of 25% (2024: 25%))	5,833	18,362	1,816	8,906
Adjusted loss for the period (i.e. adjusted net loss)	(17,497)	(55,087)	(5,447)	(26,718)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(10.24)	(33.32)	(3.16)	(15.79)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	170,931	165,345	172,353	169,220

(1) For the twelve and three months ended 30 June 2025 and the twelve and three months ended 30 June 2024 potential ordinary shares are anti-dilutive, as their inclusion in the diluted adjusted loss per share calculation would reduce the adjusted loss per share, and hence have been excluded.

4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(33,023)	(113,159)	(3,897)	(36,276)
Income tax (credit)/expense	(6,641)	(17,565)	179	(5,294)
Loss before income tax	(39,664)	(130,724)	(3,718)	(41,570)
Adjustments for:
Depreciation and impairment	17,002	16,526	4,199	4,127
Amortization	196,373	190,123	47,813	46,521
Profit on disposal of intangible assets	(48,742)	(37,422)	(10,080)	(6,752)
Net finance costs/(income)	21,234	61,371	(11,497)	9,157
Non-cash employee benefit expense - equity-settled share-based payments	658	875	(558)	(1,032)
Foreign exchange losses on operating activities	3,594	2,041	863	1,153
Reclassified from hedging reserve	(1,322)	-	(3,198)	-
Changes in working capital:
Inventories	(9,510)	(378)	(1,050)	214
Prepayments	113	(1,726)	1,720	(415)
Contract assets – accrued revenue	20,250	3,554	21,354	14,109
Trade receivables	(86,244)	2,358	1,111	4,864
Other receivables	(10,959)	7,193	(11,998)	(900)
Contract liabilities – deferred revenue	7,430	27,692	33,699	94,498
Trade and other payables	28,995	(18,904)	27,951	10,955
Provisions	8,290	(5,118)	8,719	(2,743)
Cash generated from operations	107,498	117,461	105,330	132,186